On December 2, 2005, the reporting person entered into a prepaid forward contract with an unrelated third party (the Buyer) related to up to 296,000 shares of Common Stock of the Company. In exchange for a prepayment of $11,538,080 representing 100% of the price of $38.98 per share, the reporting person has an obligation to deliver up to 296,000 shares of Common Stock, or the cash equivalent, to Buyer on December 2, 2012 (the
Settlement Date).   The number of shares of Common Stock which the
reporting person may be required to deliver on the Settlement Date is determined as follows (the capitalized terms are defined as set forth below):

(i) if the Settlement Price is less than the Floor Price, the reporting person will deliver all 296,000 shares of Common Stock to the Buyer,
(ii) if the Settlement Price is greater than the Floor Price, but less than the Cap Price, the reporting person delivers a number of shares of Common Stock equal to (a) 296,000, multiplied by (b) a fraction equal to
(x) the Floor Price divided by (y) the Settlement Price, and
(iii) if the
Settlement Price is greater than the Cap Price, the reporting person delivers a number of shares of Common Stock equal to (a) 296,000 multiplied by (b) a fraction equal to (x) the Floor Price plus (the Settlement Price minus the Cap Price), divided by (y) the Settlement Price.

Settlement
Price = the closing price of the Common Stock on the Settlement Date

Floor Price = $38.98
Cap Price = $58.47